1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 25, 2013	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular and the enclosed form of proxy and reply slip to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

These materials contained in this circular are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This circular is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. Any securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, any securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRMS FOR

THE YEAR 2013;

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION,

RULES OF PROCEDURES FOR SHAREHOLDERS’ GENERAL MEETING AND

RULES OF PROCEDURES FOR THE BOARD;

(3) PROPOSAL TO AUTHORIZE THE COMPANY TO CARRY OUT

DOMESTIC AND OVERSEAS FINANCING ACTIVITIES;

(4) PROPOSAL FOR THE PROVISION OF FINANCIAL GUARANTEES TO

THE COMPANY’S WHOLLY-OWNED SUBSIDIARIES;

(5) PROPOSAL FOR THE GENERAL MANDATES TO ISSUE H SHARES AND

REPURCHASE H SHARES;

(6) NOTICE OF 2012 ANNUAL GENERAL MEETING;

(7) NOTICE OF 2013 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES;

AND

(8) NOTICE OF 2013 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

The notices convening the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to be held at the Audio-Visual Conference Room, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m., 11:00 a.m., and 11:30 a.m. respectively on Wednesday, 15 May 2013 are set out on pages 25 to 36 of this circular.

Whether or not you are able to attend the respective meetings in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be).

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

25 March 2013

CONTENTS

Pages
Definition	1

Letter from the Board

Introduction	5

Proposal for Re-appointment of External Auditing Firms for the Year 2013	5

Proposed Amendments to the Articles of Association, Rules of Procedures for the Shareholders’ General Meeting and the Rules of Procedures for the Board	5

Proposal to Authorize the Company to Carry Out Domestic and Overseas Financing Activities	13

Proposal for the Provision of Financing Guarantees to the Company’s Wholly-owned Subsidiaries	14

General Mandate to Issue H Shares	14

General Mandate to Repurchase H Shares	14

AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting	16

Closure of H Share Register of Members of the Company	18

Recommendation	19

Responsibility Statement	19

Additional Information	19

Appendix I – Explanatory Statement	20

Appendix II – Report of the Supervisory Committee	24

Notice of 2012 Annual General Meeting	25

Notice of 2013 First Class Meeting of the Holders of A Shares	31

Notice of 2013 First Class Meeting of the Holders of H Shares	34

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“A Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.0 each, which are subscribed for and fully paid in RMB and are listed on the Shanghai Stock Exchange;

“A Shareholders”	holders of A Shares;

“A Shareholders’ Class Meeting”	the 2013 first class meeting of the holders of A Shares to be held at the Audio-Visual Conference Room, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 11:00 a.m. on Wednesday, 15 May 2013 to approve the Repurchase Mandate;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“AGM”	the 2012 annual general meeting of the Company to be held at the Audio-Visual Conference Room, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on Wednesday, 15 May 2013;

“Articles of Association”	the articles of association of the Company;

“AUD”	Australian dollars, the lawful currency of Australia;

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“CSRC”	China Securities Regulatory Commission ( );

“Directors”	the directors of the Company;

“Group”	the Company and its subsidiaries;

DEFINITIONS

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholders”	holders of H Shares;

“H Shareholders’ Class Meeting”	the 2013 first class meeting of the holders of H Shares to be held at the Audio-Visual Conference Room, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 11:30 a.m. on Wednesday, 15 May 2013 to approve the Repurchase Mandate;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Issue Mandate”	subject to the conditions set out in the proposed resolution approving the Issue Mandate at the AGM, the general mandate given to the Board to exercise the power to issue H Shares up to a maximum of 20% of the aggregate nominal value of H shares in issue as at the date of the passing of the resolution;

“Latest Practicable Date”	21 March 2013, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

“PRC”	the People’s Republic of China;

“Repurchase Mandate”	subject to the conditions set out in each of the proposed special resolution approving the Repurchase Mandate at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the general mandate given to the Board to exercise the power to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of the passing of the resolution;

“RMB”	Renminbi, the lawful currency of the PRC;

DEFINITIONS

“Rules of Procedures for Shareholders’ General Meeting”	Rules of Procedures for Shareholders’ General Meeting of the Company;

“Rules of Procedures for the Board”	Rules of Procedures for the Board of Directors of the Company;

“SAFE”	State Administration of Foreign Exchange of the PRC;

“Shareholder(s)”	the A Shareholder(s) and H Shareholder(s);

“Shares”	A Shares and H Shares;

“substantial shareholder”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers and Share Repurchases;

“US$”, “USD” or “US dollars”	United States dollars, the lawful currency of the United States of America;

“%”	per cent.

Note:	In this circular, the English names of the PRC entities are translation of their Chinese names and included herein for identification purpose only. In the event of any inconsistency, the Chinese names shall prevail.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Li Weimin	298 South Fushan Road
Wang Xin	Zoucheng
Zhang Yingmin	Shandong Province
Shi Xuerang	PRC
Wu Yuxiang	Postal Code: 273500
Zhang Baocai
Dong Yunqing

Principal place of business in Hong Kong:
Rooms 2608-10
Independent non-executive Directors:	26/F., The Center
Wang Xianzheng	99 Queen’s Road Central
Cheng Faguang	Hong Kong
Wang Xiaojun
Xue Youzhi

25 March 2013

To the Shareholders

Dear Sir or Madam,

(1) PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRMS FOR

THE YEAR 2013;

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION,

RULES OF PROCEDURES FOR SHAREHOLDERS’ GENERAL MEETING AND

RULES OF PROCEDURES FOR THE BOARD;

(3) PROPOSAL TO AUTHORIZE THE COMPANY TO CARRY OUT

DOMESTIC AND OVERSEAS FINANCING ACTIVITIES;

(4) PROPOSAL FOR THE PROVISION OF FINANCIAL GUARANTEES TO

THE COMPANY’S WHOLLY-OWNED SUBSIDIARIES;

(5) PROPOSAL FOR THE GENERAL MANDATES TO ISSUE H SHARES AND

REPURCHASE H SHARES;

(6) NOTICE OF 2012 ANNUAL GENERAL MEETING;

(7) NOTICE OF 2013 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES;

AND

(8) NOTICE OF 2013 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

LETTER FROM THE BOARD

I.	INTRODUCTION

The purpose of this circular is to provide you with information relating to (1) the proposal for re-appointment of external auditing firms for the year 2013; (2) the proposed amendments to the Articles of Association, the Rules of Procedures for the Shareholders’ General Meeting and the Rules of Procedures for the Board; (3) the proposal to authorize the Company to carry out domestic and overseas financing activities; (4) the proposal for the provision of financial guarantees to the Company’s wholly-owned subsidiaries; and (5) the proposal for the general mandates to issue H Shares and repurchase H Shares; and to give you the notices of the AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting.

II.	PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRMS FOR THE YEAR 2013

It is proposed that Grant Thornton Jingdu Tianhua (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) and Shine Wing Certified Public Accountants (special general partnership) be re-appointed as the Company’s international and domestic auditors for the year 2013, respectively, until the conclusion of the next annual general meeting, and their remuneration arrangements be approved.

It is proposed that the following remuneration be paid in 2013:

(1)	the aggregated auditing fees for the domestic business will be RMB 7.8 million, with RMB 3.9 million for each of Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua;

(2)	the auditing fees for the overseas business will be AUD 1.35 million; and

(3)	the Board be authorized to make decisions in respect of payment of additional service fees.

III.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RULES OF PROCEDURES FOR SHAREHOLDERS’ GENERAL MEETING AND RULES OF PROCEDURES FOR THE BOARD

Reference is made to the announcement of the Company dated 24 August 2012 in relation to the proposed amendments to the Articles of Association.

(A)	Details of the proposed amendments to the Articles of Association are as follows:

1.	Proposed amendments to the articles involving profit distribution in the Articles of Association.

According to the “Notice Concerning Further Implementation of Matters Related to Cash Dividend Distribution by Listed Corporations” promulgated by the CSRC and the relevant requirements of Shandong Securities Regulatory Bureau of CSRC, the Company will further optimize the provisions in relation to profit distribution in the Articles of Association including the decision-making process and mechanism, the independent Directors’ responsibilities and measures to be taken to fully listen to the opinions of minority Shareholders so as to safeguard their legal interests.

LETTER FROM THE BOARD

(1)	The original Article 247, Article 248 and Article 249 of the existing Articles of Association provide the following:

“Article 247: The Company’s profit distribution policy shall remain consistent and stable. Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting.

Article 248: The Company may distribute dividends in the form of:

(1)	cash;

(2)	shares.

Article 249: Dividends of the Company to be distributed in the form of cash shall account for approximately 35% of the Company’s net profit after statutory reserve for the corresponding accounting year.”

The above articles are to be amended as follows:

“Article 247: The Company’s profit distribution policy shall remain consistent and stable, whilst the Company’s long-term interests, the overall interests of all shareholders, and the sustainable development of the Company shall also be considered.

Article 248: The profit distribution policies of the Company

1.	Form and interval of profit distribution

The Company may distribute dividends in cash, in shares or in a combination of both cash and shares.

Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at the general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends.

LETTER FROM THE BOARD

2.	Conditions for distributing cash dividends and proportion of cash dividends

On the premise of securing the Company’s sustainable development and provided that the Company has recorded a profit in a particular year and that its accumulated undistributed profit is positive, the Company’s cash dividends shall account for approximately 35% of the Company’s net profit after statutory reserve for that particular year, unless the Company has scheduled significant investments or significant cash requirements.

Significant investments or significant cash requirements mean investments or cash requirements scheduled for the next 12 months that are equivalent to or exceed 50% of the total profit of the Company realized in the most recent financial year.

3.	Conditions for distributing share dividends

On the premises that the Company’s operation is in good condition and that the Board considers the distribution of share dividends is beneficial to the overall interest of all shareholders of the Company due to a mismatch between the Company’s stock price and its scale of share capital and in other necessary circumstances, the Company may distribute dividends in the form of shares.

Article 249: Procedures on approving the profit distribution plan

The Board is responsible for preparing the profit distribution plan. In the process of determining the profit distribution plan, the Board shall discuss with the independent directors and the supervisory committee adequately; the Board should also adopt different approaches to listen to the opinions of public shareholders, and examine the rationality of such plan. The main procedures on approving the profit distribution plan are as follows:

(1)	approved by more than half of the independent directors;

(2)	considered and approved by more than half of all directors;

(3)	considered and approved by more than half of all supervisors;

(4)	considered and approved at the shareholders’ general meeting by way of an ordinary resolution. During the general meeting when discussing and considering the matters relating to profit distributing, various methods such as internet voting, and establishing an investors communication forum on the Company’s website can be used to give public shareholders the opportunity to express their opinions and enquiries.”

LETTER FROM THE BOARD

(2)	The following new articles are proposed to be inserted and the article numbers of all subsequent articles are to be automatically re-numbered:

“Article 250 – Adjustments to profit distributing policy

When the Company’s external operation environment experiences significant changes and thus significantly affect the Company’s production operations, or when the Company experiences relatively major changes in its operations such that the implementation of the current profit distributing policy may severely affect the sustainable development of the Company, the Company can make adjustments to the profit distributing policy in that particular year in accordance with the procedures as follow:

(1)	the Board shall be responsible for preparing a written report setting out the reasons for the adjustments to be made to the profit distribution policy for that particular year;

(2)	independent directors shall give their independent opinion thereon, and adjustments must be approved by more than half of the independent directors;

(3)	considered and approved by not less than two-thirds of all directors;

(4)	considered and approved by not less than two-thirds of all supervisors;

(5)	considered and approved at the shareholders’ general meeting by way of a special resolution. The Company should provide internet voting for the convenience of public shareholders.

Article 251

If the conditions for distributing cash dividends are satisfied, but such cash distribution has not been made due to the special circumstances as set out in Article 248, the Company should disclose in periodic reports matters such as the reason for not distributing cash dividends, the exact use of the funds retained by the Company as well as the expected proceeds from the investment. Independent directors should give their independent opinion thereon.”

2.	Amendments regarding decision-making procedures for approving the mutual provision of loans among overseas subsidiaries

Based on the actual needs of the Company’s operations, in order to lower the operating costs and increase the operational efficiency to further optimize the system of management and control of the Company, the Company proposes to set out clearly in the Articles of Association the procedures for approving the mutual provision of loans among overseas subsidiaries of the Company.

LETTER FROM THE BOARD

(1)	A new item (15) to be added to Paragraph 1 of Article 67 (following the existing item (14)) of the Articles of Association, which states:

“Article 67: The shareholders’ general meeting shall have the following functions and powers:

.....

(15)	to consider the mutual provision of loans among overseas subsidiaries of the Company, where the accumulative amount of such mutual loans in 12 consecutive months account for more than 50% of the latest audited net asset value of the Company calculated on the basis of PRC accounting standards, provided that such mutual loans are in compliance with the laws, rules and relevant regulations of the relevant place(s) of incorporation of such overseas subsidiaries.

.....”

(2)	A new item (7) to be added to Paragraph 1 of Article 108 (following the existing item (6)) of the Articles of Association, which states:

“Article 108: The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting:

.....

(7)	mutual provision of loans among the Company’s overseas subsidiaries of which a resolution is required to be passed at the shareholders’ general meeting;

.....”

(3)	the original item (2) in Paragraph 1 of Article 171 of the existing Articles of Association provides the following:

“Article 171: With the approval of over two-thirds of all directors, the board of directors may make decisions on the following matters:

.....

(2)	a single loan of more than 10% and less than 25% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 80% after such financing;

.....”

The above item (2) is to be amended as follows:

“Article 171: With the approval of over two-thirds of all directors, the board of directors may make decisions on the following matters:

LETTER FROM THE BOARD

(2)	a single loan of more than 10% and less than 25% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 80% after such financing;

the mutual provision of loans among overseas subsidiaries of the Company, where the accumulative amount of such mutual loans in 12 consecutive months account for more than 25% and less than 50% of the latest audited net asset value of the Company calculated on the basis of PRC accounting standards, provided that such mutual loans are in compliance with laws, rules and relevant regulations of the relevant place(s) of incorporation of such overseas subsidiaries;

.....”

(4)	the original item (2) in Paragraph 1 of Article 190 of the existing Articles of Association provides the following:

“Article 190: The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

.....

(2)	a single loan of less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets ratio of the Company remains under 50% after such financing;

.....”

The above item (2) is to be amended as follows:

“Article 190: The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

.....

(2)	a single loan of less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets ratio of the Company remains under 50% after such financing;

the mutual provision of loans among overseas subsidiaries of the Company, where the accumulative amount of such mutual loans in 12 consecutive account for not more than 25% of the latest audited net asset value of the Company calculated on the basis of PRC accounting standards, provided that such mutual loans are in compliance with laws, rules and relevant regulations of the relevant place(s) of incorporation of such overseas subsidiaries;

.....”

LETTER FROM THE BOARD

(B)	Details of the proposed amendments to the Rules of Procedures for Shareholders’ General Meeting are as follows:

The Board proposes the following amendments to the Rules of Procedures for Shareholders’ General Meeting pursuant to the relevant amendments to the Articles of Association aforementioned:

(1)	A new item (15) to be added to Paragraph 1 of Article 5 (following the existing item (14)) of the Rules of Procedures for the Shareholders’ general meeting, which states:

“Article 5: Shareholders’ general meetings are the organ of authority of the Company and shall exercise the following functions and powers in accordance with the laws:

.....

(15)	to consider the mutual provision of loans among overseas subsidiaries of the Company, where the accumulative amount of such mutual loans in 12 consecutive months account for more than 50% of the latest audited net asset value of the Company calculated on the basis of PRC accounting standards, provided that such mutual loans are in compliance with laws, rules and relevant regulations of the relevant place(s) of incorporation of such overseas subsidiaries;

.....”

(2)	A new item (7) to be added to Paragraph 1 of Article 7 (following the existing item (6)) of the Rules of Procedures for the Shareholders’ general meeting, which states:

“Article 7: The following matters shall be resolved by way of an ordinary resolution at the shareholders’ general meeting:

.....

(7)	mutual provision of loans among the Company’s overseas subsidiaries of which a resolution is required to be passed at the shareholders’ general meeting;

.....”

LETTER FROM THE BOARD

(C)	Details of the proposed amendments to the Rules of Procedures for the Board as follows:

The Board proposes the following amendments to the Rules of Procedures for the Board pursuant to the relevant amendments to the Articles of Association aforementioned:

the original item (2) in Paragraph 1 of Article 7 of the existing Rules of Procedures for the Board provides the following:

“Article 7: With the approval over two-thirds of all directors, the Board may decide on the following matters:

.....

(2)	a single loan of more than 10% and less than 25% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 80% after such financing;”

The above item (2) is to be amended as follows:

“Article 7: With the approval of over two-thirds of all directors, the board of directors may make decisions on the following matters:

.....

(2)	a single loan of more than 10% and less than 25% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 80% after such financing;

the mutual provision of loans among overseas subsidiaries of the Company, where the accumulative amount of such mutual loans in 12 consecutive months account for more than 25% and less than 50% of the latest audited net asset value of the Company calculated on the basis of PRC accounting standards, provided that such mutual loans are in compliance with laws, rules and relevant regulations of the relevant place(s) of incorporation of such overseas subsidiaries;

.....”

LETTER FROM THE BOARD

IV.	PROPOSAL TO AUTHORIZE THE COMPANY TO CARRY OUT DOMESTIC AND OVERSEAS FINANCING ACTIVITIES

To satisfy the capital requirements of the Company’s domestic and overseas new projects and production expansion projects, reduce the financing costs and maximize the benefits of the Shareholders, the Board proposes:

1.	to approve the Company or its subsidiaries to carry out domestic or overseas financing activities of an aggregate amount not exceeding RMB 30 billion within the term of authorization and to authorize the Board to determine the financing method(s) depending on market conditions, which are restricted to the following financing methods only: offshore or onshore bank financing, short-term bonds, perpetual bonds, private placement bonds, operating leases, financing leases and medium-term notes.

2.	that the AGM authorize the Board (which may in turn authorize the management) to, in accordance with the best interest of the Company and the relevant laws and regulations as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the abovementioned domestic and overseas financing activities, which include but are not limited to the following matters:

(1)	to determine and adjust the plan in relation to such financing activities, including but not limited to the determination of the suitable entity to carry out the financing activities, timing, whether such financing activities are to be carried out in multiple tranches and involving various types of financial instruments, the precise amount and method, the counterparties of the financing, term, pricing method, interest rate, currency, use of proceeds, guarantees, bonds issue, registration, listing arrangement, method of transfer and all other matters relevant to such financing activities, in accordance with the laws, rules, and the relevant regulations of regulatory authorities after having taken into account of the circumstances of the Company and market conditions;

(2)	to determine the engagement of intermediaries and to sign, implement, revise and complete all agreements and documents in respect of the financing activities and to make relevant disclosures in accordance with laws, rules and other regulatory documentations;

(3)	to file, report, register and apply for approval of any documents in respect of the financing activities pursuant to the relevant requirements of government bodies, domestic and overseas regulatory authorities, and to deal with other relevant matters; and

(4)	that the aforementioned authorization shall be valid for 12 months after it is approved by the Shareholders at a general meeting. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any contracts, agreements or decisions regarding the financial activities that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

LETTER FROM THE BOARD

V.	PROPOSAL FOR THE PROVISION OF FINANCIAL GUARANTEES TO THE COMPANY’S WHOLLY-OWNED SUBSIDIARIES;

To ensure the proper financing arrangements of the Company’s domestic and overseas subsidiaries, the Board proposes:

1.	to approve the provision of financial guarantee(s) of an aggregate amount not exceeding US$2 billion by the Company to its wholly-owned subsidiaries;

2.	that the AGM authorize the Board (which may in turn authorize the management) to, in accordance with the best interest of the Company and the relevant laws and regulations, deal with all matters in respect of the abovementioned guarantees, which include but are not limited to the following matters:

(1)	to determine the exact terms and conditions of the guarantee agreements, which include but are not limited to the amount, term, scope and method of guarantee; and executing the guarantee agreement(s) and other relevant legal documents; and

(2)	to deal with the filing and reporting of documents and information in respect of the guarantee(s) and other relevant matters.

VI.	GENERAL MANDATE TO ISSUE H SHARES

To ensure flexibility and to grant discretion to the Board to issue H Shares, the Company will put forward a resolution at the AGM to grant the Issue Mandate to the Board to allot, issue and deal with new H Shares of up to a maximum of 20% of the aggregate nominal value of H Shares in issue as at the date of passing of the resolution.

VII.	GENERAL MANDATE TO REPURCHASE H SHARES

To ensure flexibility and to grant discretion to the Directors to repurchase any H Shares in appropriate circumstances (including where such repurchase may lead to an enhancement of the net asset value per Share and/or the earnings per Share), the Company will put forward a special resolution at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, respectively, to grant the Repurchase Mandate to the Board to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of passing of the resolutions.

The PRC Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagree with shareholders’ resolutions in connection with merger or division of the Company. The Articles of Association provide that, subject to obtaining the approval of the relevant regulatory authorities and complying with the Articles of Association, share repurchase may be effected by the Company for the purpose of reducing its share capital, in connection with a merger between itself and another entity that holds its shares, as reward to the staff of the Company or in circumstances permitted by law or administrative regulations.

LETTER FROM THE BOARD

The Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the board of directors to repurchase H shares of such company that is listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in a general meeting and special resolutions passed by holders of A shares and holders of H shares in separate class meetings.

As the H Shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars and the price payable by the Company for any repurchase of H Shares will, therefore, be paid in Hong Kong dollars, the approvals of SAFE and other relevant government authorities are required.

In accordance with the requirements of the Articles of Association applicable to capital reduction, the Company will have to notify its creditors in writing of the passing of such special resolutions for the general mandate to repurchase the Shares and the possible reduction of the registered capital of the Company within 10 days after the passing of such special resolutions and also by way of publication on three occasions of a press announcement within 30 days after the passing of such special resolutions. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 45 days after the first publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

The Repurchase Mandate will be conditional upon (a) the special resolution for the grant of the Repurchase Mandate being approved at the AGM; (b) the special resolution for the grant of the Repurchase Mandate being approved at the H Shareholders’ Class Meeting and the A Shareholders’ Class Meeting; (c) the approvals of the SAFE and/or any other regulatory authorities (if applicable) as required by the laws, rules and regulations of the PRC being obtained; and (d) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (d), it expects to do so out of its internal resources. If the conditions are not fulfilled, the Repurchase Mandate will not be exercised by the Board.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company following the passing of the relevant special resolutions at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; (b) the expiration of a 12-month period following the passing of the relevant special resolutions at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; and (c) the date on which the authority conferred by the relevant special resolutions is revoked or varied by a special resolution of the Shareholders at a general meeting or by H Shareholders or A Shareholders at their respective class meetings.

LETTER FROM THE BOARD

The total number of H Shares which may be repurchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal value of H Shares in issue as at the date of passing of the special resolutions approving the Repurchase Mandate.

Details of the special resolutions to be proposed at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting in relation to the granting of the Repurchase Mandate to the Board are set out respectively in the notice of the AGM, the notice of the A Shareholders’ Class Meeting and the notice of the H Shareholders’ Class Meeting.

Explanatory statement

An explanatory statement containing all relevant information relating to the Repurchase Mandate is set out in Appendix I to this circular. The information in the explanatory statement is to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Board the Repurchase Mandate.

VIII.	AGM, A SHAREHOLDERS’ CLASS MEETING AND H SHAREHOLDERS’ CLASS MEETING

The notices convening the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Meeting are set out on pages 25 to 36 of this circular.

The following resolutions will be proposed to the Shareholders at the AGM:

As ordinary resolutions:

1.	To consider and approve the working report of the Board for the year ended 31 December 2012, details of which are set out in the section headed “Board of Directors’ Report” in the 2012 annual report of the Company;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2012, details of which are set out in Appendix II to this circular;

3.	To consider and approve the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2012, details of which are set out in the 2012 annual report of the Company;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2012 and to authorize the Board to distribute an aggregate cash dividend of RMB 1.7706 billion (tax inclusive), equivalent to RMB 0.36 (tax inclusive) per Share to the Shareholders;

LETTER FROM THE BOARD

5.	To consider and approve the remuneration of the Directors and supervisors of the Company for the year ending 31 December 2013, details of which are set out in the announcement of the Company dated 22 March 2013 regarding the resolutions passed at the twelfth meeting of the fifth session of the Board;

6.	To consider and approve the “Proposal in relation to the renewal of the liability insurance of Directors, supervisors and senior officers, details of which are set out in the announcement of the Company dated 22 March 2013 regarding the resolutions passed at the twelfth meeting of the fifth session of the Board”; and

7.	To consider and approve the “Proposal in relation to the re-appointment and remuneration of external auditing firms for the year 2013”;

As special resolutions:

8.	To consider and approve the “Proposal in relation to the amendments to the Articles of Association, Rules of Procedures for Shareholders’ General Meeting and the Rules of Procedures for the Board”, including: (1) the amendments to the Articles of Association in relation to profit distribution provisions; and (2) the amendments to the Articles of Association, Rules of Procedures for Shareholders’ General Meeting and Rules of Procedures for the Board in relation to the decision-making procedures for approving the mutual provision of loans among overseas subsidiaries of the Company, which will be voted separately at the AGM, and to authorize any one Director of the Company to make further adjustments to the aforesaid amendments at his/her discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filings, if applicable, with the relevant authorities of the PRC;

9.	To consider and approve the “Proposal to authorize the Company to carry out domestic and overseas financing activities”;

10.	To consider and approve the “Proposal for the provision of financial guarantees to the Company’s wholly-owned subsidiaries”;

11.	To consider and approve the “Proposal regarding the general mandate authorizing the Board to issue H Shares”; and

12.	To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H Shares”.

The following resolution will be proposed to the Shareholders at the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting:

As a special resolution:

To consider and approve the proposal regarding the general mandate authorizing the Board to repurchase H Shares.

LETTER FROM THE BOARD

Whether or not you are able to attend the respective meetings in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be). Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

IX.	CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

1.	Attending the AGM and H Shareholders’ Class Meeting

The H Share register of members of the Company will be closed from Saturday, 13 April 2013 to Wednesday, 15 May 2013, both days inclusive, during which period no transfer of the Company’s H Shares will be registered. In order to attend AGM and the H Shareholders’ Class Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Friday, 12 April 2013 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the AGM and H Shareholders’ Class Meeting.

2.	Receipt of final dividend

The Company will put forward an ordinary resolution at the AGM to approve the distribution of an aggregate cash dividend of RMB 1.7706 billion (tax inclusive), equivalent to RMB 0.36 (tax inclusive) per Share to the Shareholders.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company’s H Share register of members will be closed from Saturday, 15 June 2013 to Thursday, 20 June 2013 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the final dividend, H Shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant Share certificates with the H Share Registrar of the Company, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Friday, 14 June 2013.

LETTER FROM THE BOARD

X.	RECOMMENDATION

As advised by the PRC legal advisers of the Company, Beijing King & Wood Mallesons PRC Lawyers, the implementation of each article of the amended Articles of Association will not contravene the PRC Company Law and the Mandatory Provisions for the Articles of Association of Companies Seeking a Listing Outside the PRC.

The Board (including the independent non-executive Directors) consider that the proposals relating to: (i) the re-appointment of external auditing firms for the year 2013; (ii) the amendments to the Articles of Association, Rules of Procedures for Shareholders’ General Meeting and Rules of Procedures for the Board; (iii) the authorization to carry out domestic and overseas financing activities; (iv) the provision of financial guarantees to the Company’s wholly-owned subsidiaries; (v) the grant of general mandate to the Board to issue H Shares; and (vi) the grant of general mandate to the board to repurchase H Shares are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders to vote in favour of the aforesaid resolutions to be proposed at the AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting (as the case may be).

XI.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

X.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I and Appendix II to this circular.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

APPENDIX I	EXPLANATORY STATEMENT

This explanatory statement contains all the information required to be given to the Shareholders pursuant to Rule 10.06(1)(b) of the Listing Rules in connection with the proposed Repurchase Mandate, which is set out as follows:

1.	Hong Kong Listing Rules

The Hong Kong Listing Rules permit companies with a primary listing on the Hong Kong Stock Exchange to purchase their securities subject to certain restrictions. Repurchases must be funded out of funds legally available for the purpose and in accordance with the company’s constitutional documents and the applicable laws of the jurisdiction in which the company is incorporated or otherwise established. Any repurchase must be made out of funds which are legally available for the purpose and in accordance with the laws of the PRC and the memorandum of association and bylaw of the company. Any premium payable on a repurchase over the par value of the shares may be effected out of funds of the company which would otherwise be available for dividend or distribution or out of the company’s share premium account.

2.	Reasons for Repurchase of H Shares

The Board believes that the flexibility afforded by the Repurchase Mandate to repurchase H Shares would be beneficial to and in the best interests of the Company and its Shareholders. Such repurchase may, depending on the market conditions and funding arrangement at the time, lead to an enhancement of the net asset value and/or its earnings per Share and will only be made when the Board believes that such a repurchase will benefit the Company and its Shareholders.

3.	Registered Capital

As at the Latest Practicable Date, the registered capital of the Company was RMB4,918,400,000 comprising 1,958,400,000 H Shares of RMB1.00 each and 2,960,000,000 A Shares of RMB1.00 each, of which 2,600,000,000 A Shares were held by Yankuang Group and 360,000,000 A Shares were held by other Shareholders.

4.	Exercise of the Repurchase Mandate

Subject to the passing of the special resolutions approving the granting of the Repurchase Mandate to the Board at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting respectively, the Board will be granted the Repurchase Mandate until the end of the Relevant Period (as defined in the special resolutions in the notice of AGM, the notice of A Shareholders’ Class Meeting and the notice of H Shareholders’ Class Meeting, respectively). The exercise of the Repurchase Mandate is subject to: (1) the approvals of the relevant PRC regulatory authorities as required by the laws, rules and regulations of the PRC being obtained; and (2) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association applicable to reducing the share capital.

APPENDIX I	EXPLANATORY STATEMENT

The exercise in full of the Repurchase Mandate (on the basis of 1,958,400,000 H Shares in issue as at the Latest Practicable Date and no H Shares will be allotted and issued or repurchased by the Company on or prior to the date of the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting) would result in a maximum of 195,840,000 H Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolutions.

5.	Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and undistributed profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by its Articles of Association to purchase its H Shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose, or from sums standing to the credit of the share premium account of the Company. The Company may not purchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

Based on the financial position disclosed in the recently published audited accounts for the year ended 31 December 2012, the Board considers that there will not be any material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Board at the relevant time having regard to the circumstances then prevailing and in the best interests of the Company.

6.	Status of Repurchased H Shares

The Hong Kong Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under the PRC laws, the H Shares repurchased by the Company will be cancelled within 10 days and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

APPENDIX I	EXPLANATORY STATEMENT

7.	H Shares Prices

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	H Share Prices
	Highest	Lowest
	HK$	HK$
2012
March	19.36	16.20
April	17.48	16.08
May	16.88	12.52
June	13.30	11.60
July	12.82	11.02
August	13.78	11.04
September	12.36	9.92
October	13.16	11.00
November	12.48	11.10
December	13.04	11.54

2013
January	14.48	13.04
February	13.54	11.28
March (up to the Latest Practicable Date)	12.00	10.64

8.	Substantial Shareholders

As at the Latest Practicable Date, the interests of substantial shareholders of the Company were as follows:

Name	Class of shares	Capacity	Nature of interests	Number of ordinary shares held in the Company	Percentage of total issued share capital of the Company
Yankuang Group	A Shares (state legal person share)	Beneficial owner	Corporate	2,600,000,000	52.86%

9.	General Information

(a)	None of the Directors, to the best of their knowledge having made all reasonable enquiries, nor any of their associates, have any present intention to sell any H Shares to the Company or any of its subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

APPENDIX I	EXPLANATORY STATEMENT

(b)	The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase the H Shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the PRC.

(c)	No connected person (as defined in the Hong Kong Listing Rules) of the Company has notified the Company that he has a present intention to sell H Shares to the Company or its subsidiaries, or has undertaken not to do so, if the Repurchase Mandate is granted and is exercised.

10.	Takeovers Code

If on the exercise of the power to repurchase H Shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

Assuming that the substantial shareholders do not dispose of their Shares, if the Repurchase Mandate was exercised in full, the percentage shareholdings of the substantial shareholders before and after such repurchase would be as follows:

Substantial Shareholders	Before repurchase	After repurchase
Yankuang Group	52.86%	55.05%

On the basis of the shareholdings held by the substantial shareholders named above, an exercise of the Repurchase Mandate in full will not have any implications for the substantial shareholders under the Takeovers Code. Assuming that there is no issue of Shares between the Latest Practicable Date and the date of a repurchase, an exercise of the Repurchase Mandate whether in whole or in part will not result in less than the relevant prescribed minimum percentage of the Shares of the Company being held by the public as required by the Hong Kong Stock Exchange. The Directors have no intention to exercise the Repurchase Mandate to an extent which may result in the requirements under Rule 8.08 of the Hong Kong Listing Rules not being complied with.

The Directors are not aware of any consequences that may arise under the Takeovers Code and/or any similar applicable law of which the Directors are aware, if any, as a result of any repurchases made under the Repurchase Mandate.

11.	Share Repurchases Made by the Company

The Company had not repurchased any of its H Shares (whether on the Hong Kong Stock Exchange or otherwise) during the six months period preceding the Latest Practicable Date.

APPENDIX II	REPORT OF THE SUPERVISORY COMMITTEE

Report of the Supervisory Committee for the Year 2012

The supervisory committee of the Company (the “Supervisory Committee”) held four meetings in 2012, details of which are as follows:

1.	the fourth meeting of the fifth session of the Supervisory Committee was held on 23 March 2012. The Report of the Supervisory Committee for the Year 2011, the 2011 Annual Report, the Financial Report for the Year 2011, the Profit Distribution Plan for the Year 2011, 2011 Social Responsibility Report, the Self-assessment Report on the Internal Control System for the Year 2011, the Proposal for the provision of bad debts, and the Evaluation on Implementation of Information Disclosure Management System Report for the Year 2011 were considered and approved at the meeting;

2.	the fifth meeting of the fifth session of the Supervisory Committee was held on 23 April 2012. The First Quarterly Report of 2012 of the Company was considered and approved at the meeting;

3.	the sixth meeting of the fifth session of the Supervisory Committee was held on 24 August 2012. The Company’s Interim Report of 2012 was considered and approved at the meeting;

4.	the seventh meeting of the fifth session of the Supervisory Committee was held on 26 October 2012. The Third Quarterly Report of 2012 of the Company was considered and approved at the meeting.

In 2012, the Supervisory Committee has monitored, reviewed and provided its independent opinion on the matters such as the compliance with rules and regulations by the Company, fairness of capital operation, connected transactions and the establishment of the internal control system.

NOTICE OF 2012 ANNUAL GENERAL MEETING

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2012 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 annual general meeting (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:00 a.m. on Wednesday, 15 May 2013 at the Audio-Visual Conference Room, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have he same meanings as those defined in the circular of the Company dated 25 March 2013):

ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the Board for the year ended 31 December 2012, details of which are set out in the section headed “Board of Directors’ Report” in the 2012 annual report of the Company;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2012, details of which are set out in Appendix II to the circular of the Company dated 25 March 2013;

3.	To consider and approve the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2012, details of which are set out in the 2012 annual of the Company;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2012 and to authorize the Board to distribute an aggregate cash dividend of RMB 1.7706 billion (tax inclusive), equivalent to RMB 0.36 (tax inclusive) per Share to the Shareholders;

5.	To consider and approve the remuneration of the Directors and supervisors of the Company for the year ending 31 December 2013, details of which are set out in the announcement of the Company dated 22 March 2013 regarding the resolutions passed at the twelfth meeting of the fifth session of the Board;

6.	To consider and approve the “Proposal in relation to the renewal of the liability insurance of Directors, supervisors and senior officers”, details of which are set out in the announcement of the Company dated 22 March 2013 regarding the resolutions passed at the twelfth meeting of the fifth session of the Board; and

NOTICE OF 2012 ANNUAL GENERAL MEETING

7.	To consider and approve the “Proposal in relation to the re-appointment and remuneration of external auditing firms for the year 2013”;

SPECIAL RESOLUTIONS:

8.	To consider and approve the “Proposal in relation to the amendments to the Articles of Association, the Rules of Procedures for Shareholders’ General Meeting and the Rules of Procedure for the Board”, including: (1) the amendments to the Articles of Association in relation to profit distribution; and (2) the amendments to the Articles of Association, Rules of Procedures for Shareholders’ General Meeting and Rules of Procedures for the Board in relation to the decision-making procedures for approving the mutual provision of loans among overseas subsidiaries of the Company, which will be voted separately at the AGM, and to authorize any one Director of the Company to make further adjustments to the aforesaid amendments at his/her discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filings, if applicable, with the relevant authorities of the PRC. Particulars of such amendments are set out in the circular of the Company dated 25 March 2013;

9.	To consider and approve the “Proposal to authorize the Company to carry out domestic and overseas financing activities”;

10.	To consider and approve the “Proposal for the provision of financial guarantees to the Company’s wholly-owned subsidiaries”;

11.	To consider and approve the “Proposal regarding the general mandate authorizing the Board to issue H Shares”; and

“THAT

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the aggregate nominal value of H Shares in issue as at the date of this resolution; and

NOTICE OF 2012 ANNUAL GENERAL MEETING

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Hong Kong Listing Rules (as amended from time to time) and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

12.	To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H Shares”.

“THAT

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

NOTICE OF 2012 ANNUAL GENERAL MEETING

(b)	the aggregate nominal value of H Shares authorized to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the A Shareholders to be held on 15 May 2013 (or on such adjourned date as may be applicable) and the class meeting for H Shareholders to be held on 15 May 2013 (or on such adjourned date as may be applicable) for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC.

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

NOTICE OF 2012 ANNUAL GENERAL MEETING

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of H Shareholders and A Shareholders at their respective class meetings.”

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

Zoucheng, Shandong, the PRC

25 March 2013

Notes:

1.	Eligibility for attending the AGM

Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Friday, 12 April 2013 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary to the Board no later than Thursday, 25 April 2013.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the AGM, from Saturday, 13 April 2013 to Wednesday, 15 May 2013, (both days inclusive), during which period no transfer of the Company’s H Shares will be registered. In order to attend the AGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Friday, 12 April 2013 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the AGM.

NOTICE OF 2012 ANNUAL GENERAL MEETING

To determine the identity of the Shareholders entitled to receive the 2012 final dividend, the Company’s register of members will be closed from Saturday, 15 June 2013 to Thursday, 20 June 2013 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the final dividend, H Shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant Share certificates with the H Share Registrar of the Company, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Friday, 14 June 2013.

4.	Miscellaneous

(1)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the AGM will be conducted by a poll.

(3)	Details of the Office of the Secretary to the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

NOTICE OF 2013 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2013 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

NOTICE IS HEREBY GIVEN that the 2013 first class meeting of the holders of A shares (the “A Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 11:00 a.m. on Wednesday, 15 May 2013 at the Audio-Visual Conference Room, 329 South Fushan Road, Zoucheng, Shandong Province, 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolution (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 25 March 2013):

SPECIAL RESOLUTION

To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H shares”:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H Shares on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares authorized to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the AGM of the Company to be held on 15 May 2013 (or on such adjourned date as may be applicable) and the class meeting for holders of H Shares to be held on 15 May 2013 (or on such adjourned date as may be applicable);

NOTICE OF 2013 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount pursuant to the relevant provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC; and

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares at their respective class meetings.”

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

Zoucheng, Shandong, the PRC

25 March 2013

Notes:

1.	Eligibility for attending the A Shareholders’ Class Meeting

Holders of A Shares whose names appear on the Company’s register of members of A Shares at the close of business on Friday, 12 April 2013 are entitled to attend the A Shareholders’ Class Meeting. Holders of A Shares, who intend to attend the A Shareholders’ Class Meeting, must deliver the completed reply slip for attending the A Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than 25 April 2013. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

NOTICE OF 2013 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

2.	Proxy

Each holder of A Shares who has the right to attend and vote at the A Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the A Shareholders’ Class Meeting. The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

3.	Miscellaneous

(1)	Holders of the A Shares attending the A Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(2)	All voting at the A Shareholders’ Class Meeting will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

NOTICE 2013 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2013 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the 2013 first class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 11:30 a.m. on Wednesday, 15 May 2013 at the Audio-Visual Conference Room, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolution (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 25 March 2013):

SPECIAL RESOLUTION

To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H shares”:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H Shares on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares authorized to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the AGM of the Company to be held on 15 May 2013 (or on such adjourned date as may be applicable) and the class meeting for holders of A Shares to be held on 15 May 2013 (or on such adjourned date as may be applicable);

NOTICE 2013 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount pursuant to the provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC; and

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares at their respective class meetings.”

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

Zoucheng, Shandong, the PRC

25 March 2013

1.	Eligibility for attending the H Shareholders’ Class Meeting

Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Friday, 12 April 2013 are entitled to attend the H Shareholders’ Class Meeting. Holders of H Shares, who intend to attend the H Shareholders’ Class Meeting, must deliver the completed reply slips for attending the H Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than 25 April 2013. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

NOTICE 2013 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the H Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the H Shareholders’ Class Meeting.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the H Shareholders’ Class Meeting or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the AGM, from Saturday, 13 April 2013 to Wednesday, 15 May 2013, (both days inclusive), during which period no transfer of the Company’s H Shares will be registered. In order to attend the AGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Friday, 12 April 2013 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the AGM.

4.	Miscellaneous

(1)	Holders of the H Shares attending the H Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(2)	All voting at the H Shareholders’ Class Meeting will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC